UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)


Plug Power, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)


72919P202
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland,N.J  07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2012
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. not available 72919P202
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:   8,511,620*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:
8,511,620*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  8,511,620 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  23.8% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 3,158,900 shares of Common Stock owned by Special Situations Fund III QP, L.P., 950,000 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 581,385 shares of Common Stock and 419,145 Warrants (not currently exercisable) owned by Special Situations Private Equity Fund, L.P., 530,942 shares of Common Stock and 231,239 Warrants (not currently exercisable) owned by Special Situations Technology Fund, L.P. and 3,290,393 shares of Common Stock and 1,469,616 Warrants owned by Special Situations Technology Fund II, L.P. The Warrants described above may be exercised to the extent that the total number of shares of Common Stock then beneficially owned does not exceed 4.99% of the outstanding shares. The Holder may request an increase of up to 9.99% of the outstanding shares, effective on the 61st day after notice is given to the Company. The Shares beneficially owned described herein and percentages of ownership reported in row 13 and item 5, do not reflect such warrants. See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule relates to the common stock Plug Power Inc.
(the ?Issuer?). The Issuer?s principal executive officers are located at 968 Albany Shaker Road, Latham, NY 12110.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and Investment Adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). Marxe and Greenhouse are also members of SST Advisers L.L.C. (?SST?), the general partner of Special Situations Technology Fund, L.P. (?Tech?) and Special Situations Technology Fund II, L.P. (?Tech2?). AWM serves as the Investment Adviser to SSFQP, SSPE, Tech and Tech2. (SSFQP, Cayman, SSPE, Tech and Tech 2 will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York, N.Y. 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.
Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		SSFQP owns 3,158,900 shares of Common Stock or 8.8% of the outstanding shares, Cayman owns 950,000 shares of Common Stock or 2.7% of the outstanding shares, SSPE owns 581,385 shares of Common Stock and 419,145 Warrants (not currently exercisable) or 1.6% of the outstanding shares, Tech owns 530,942 shares of Common Stock and 231,239 Warrants
(not currently exercisable) or 1.5% of the outstanding shares and Tech2 owns 3,290,393 shares of Common Stock and 1,469,616 Warrants (not currently exercisable), or 9.2% of the outstanding shares. Messrs.
Marxe and Greenhouse share the power to vote or to direct the vote and the power to dispose or to direct the disposition of all shares of Common Stock owned by each of, the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 8,511,620 shares of Common
Stock and 2,120,000 Warrants (not currently exercisable), or 23.8% of the outstanding shares.

              The following table reflects the acquisitions and dispositions by each of the Funds during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokerage transactions):
A.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Purchases)






Date
Quantity
Average Price

(Sales)


B.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)






Date
Quantity
Average Price

(Sales)


C.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)






Date
Quantity
Average Price

(Sales)

3/8/2012 ? 3/16/2012
108,375
$1.82

D.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

(Purchases)






Date
Quantity
Average Price

(Sales)

3/8/2012 ? 3/16/2012
59,996
$1.82

E.  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price

(Purchases)






Date
Quantity
Average Price

(Sales)

3/8/2012 ? 3/16/2012
380,009
$1.82



              The following table reflects the acquisition of Common Shares pursuant to the March 2012 Public Offering, through Roth Capital Partners, LLC.

A.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Purchases)

3/28/2012
3,158,900
$1.15


Date
Quantity
Average Price

(Sales)


B.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)

3/28/2012
950,000
$1.15


Date
Quantity
Average Price

(Sales)


C.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)

3/28/2012
282,650
$1.15


Date
Quantity
Average Price

(Sales)


D.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

(Purchases)

3/28/2012
365,558
$1.15


Date
Quantity
Average Price

(Sales)


E.  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price

(Purchases)

3/28/2012
2,242,892
$1.15


Date
Quantity
Average Price

(Sales)


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 2, 2012




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.






	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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